SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(AMENDMENT NO. 1)1

Global Signal Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

37944Q103

(CUSIP Number)

David Abrams

c/o Abrams Capital, LLC

222 Berkeley Street, 22nd Floor

Boston MA 02116

(617) 646-6100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 5, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 6 Pages)

_____________________________

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	90341G-10-3

1

NAMES OF REPORTING PERSONS.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

David Abrams

Abrams Capital Partners II, L.P.

Abrams Capital, LLC

Pamet Capital Management, L.P.

Pamet Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6

CITIZENSHIP OR PLACE OF ORGANIZATION

David Abrams - United States

Abrams Capital Partners II, L.P. - Delaware

Abrams Capital, LLC - Delaware

Pamet Capital Management, L.P. - Delaware

Pamet Capital Management, LLC - Delaware

CUSIP NO.	90341G-10-3

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None.
	8

SHARED VOTING POWER

David Abrams - 9,125,689 (See Item 5)

Abrams Capital Partners II, L.P. - 5,301,461 (See Item 5)

Abrams Capital, LLC - 7,118,841 (See Item 5)

Pamet Capital Management, L.P. - 7,576,703 (See Item 5)

Pamet Capital Management, LLC - 7,576,703 (See Item 5)

	9	SOLE DISPOSITIVE POWER None.
	10

SHARED DISPOSITIVE POWER

David Abrams - 9,125,689 (See Item 5)

Abrams Capital Partners II, L.P. - 5,301,461 (See Item 5)

Abrams Capital, LLC - 7,118,841 (See Item 5)

Pamet Capital Management, L.P. - 7,576,703 (See Item 5)

Pamet Capital Management, LLC - 7,576,703 (See Item 5)

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

David Abrams - 9,125,689 (See Item 5)

Abrams Capital Partners II, L.P. - 5,301,461 (See Item 5)

Abrams Capital, LLC - 7,118,841 (See Item 5)

Pamet Capital Management, L.P. - 7,576,703 (See Item 5)

Pamet Capital Management, LLC - 7,576,703 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

David Abrams - 13.0% (See Item 5)

Abrams Capital Partners II, L.P. - 7.5% (See Item 5)

Abrams Capital, LLC - 10.1% (See Item 5)

Pamet Capital Management, L.P. - 10.8% (See Item 5)

Pamet Capital Management, LLC - 10.8% (See Item 5)

14

TYPE OF REPORTING PERSON*

David Abrams – IN

Abrams Capital Partners II, L.P. – OO (Limited Partnership)

Abrams Capital, LLC – OO (Limited Liability Company)

Pamet Capital Management, L.P. – OO (Limited Partnership)

Pamet Capital Management, LLC – OO (Limited Liability Company)

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 1 (this "Amendment") amends and supplements the Schedule 13D (the “Schedule 13D”) filed on June 6, 2005, by David Abrams, Abrams Capital, LLC and Abrams Capital Partners II, L.P. with respect to certain shares (the "Shares") of common stock, par value $0.01 per share, of Global Signal Inc., a Delaware corporation (the "Issuer"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings assigned to such terms in the Schedule 13D.

Item 2. Identity and Background.

(a) The names of the Reporting Persons filing this statement are David C. Abrams, Abrams Capital Partners II, L.P. (“ACP II”), Abrams Capital, LLC (“Abrams Capital”), Pamet Capital Management, L.P. (“Pamet L.P.”), and Pamet Capital Management, LLC (“Pamet LLC”). This statement on Schedule 13D is filed on behalf of all such Reporting Persons.

(b) The business address of each of the Reporting Persons is c/o Abrams Capital, LLC, 222 Berkeley Street, 22nd Floor, Boston MA 02116.

(c) Mr. Abrams's principal occupation is serving as managing member of investment management companies and related entities. Mr. Abrams is also a director of the Issuer. ACP II is a Delaware limited partnership formed for the purpose of making investments. The principal business of Abrams LLC is serving as the general partner of ACP II and certain other private investment funds. The principal business of Pamet L.P. is providing investment management services to ACP II and certain other private investment funds. The principal business of Pamet LLC is serving as general partner of Pamet L.P.

(d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Abrams is a citizen of the United States. ACP II is a Delaware limited partnership. Abrams Capital is a Delaware limited liability company. Pamet L.P. is a Delaware limited partnership. Pamet LLC is a Delaware limited liability company.

Item 4. Purpose of Transaction.

On October 5, 2006, the Issuer, Crown Castle International Corp., a Delaware corporation (“Crown Castle”), and CCGS Holdings LLC, a Delaware limited liability company and a wholly-owned subsidiary of Crown Castle ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which the Issuer will merge with and into Merger Sub (the "Merger"), with Merger Sub continuing as the surviving company and a wholly-owned subsidiary of Crown Castle following the transaction.

Subject to the terms and conditions of the Merger Agreement, upon consummation of the Merger, each issued and outstanding share of common stock of the Issuer will be converted into the right to receive, at the election of the holder thereof, either 1.61 shares of Crown Castle common stock or $55.95 in cash, subject to a maximum aggregate amount of cash consideration equal to $550 million. In addition, upon consummation of the Merger, each option or warrant entitling the holder to purchase a share of the Issuer's common stock shall be converted into an option or warrant, as applicable, to purchase a number of shares of Crown Castle common stock equal to the product of the number of the Issuer's shares subject to such option or warrant, as applicable, and the stock consideration, at an exercise price per share equal to the quotient obtained by dividing the aggregate exercise price of the shares of the Issuer's common stock subject to such option or warrant, as applicable, by the aggregate number of shares of Crown Castle common stock subject to such converted option or warrant, as applicable.

Crown Castle agreed to expand its board of directors from 10 to 13 members and to appoint a representative of each of (i) certain of the Reporting Persons (collectively, "Abrams "), (ii) Fortress Registered Investment Trust and certain related entities (collectively, "Fortress"), and (iii) Greenhill

Capital Partners, L.P. and certain related entities (collectively, "Greenhill,", and together with Abrams and Fortress, the "GSL Stockholders"), to the board upon the consummation of the Merger.

Concurrently and in connection with the execution of the Merger Agreement, each of Abrams, Fortress and Greenhill, which collectively hold approximately 72.9% in aggregate of the outstanding shares of the Issuer's common stock as of the close of business on October 4, 2006, entered into a support agreement with Crown Castle (the "Support Agreements"), pursuant to which each GSL Stockholder agreed to vote certain of its shares of the Issuer's common stock (representing in the aggregate 40% of the Issuer's common stock outstanding and entitled to vote on the Merger Agreement) in favor of the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement and against any transaction or other action that would impede the Merger, the Merger Agreement or any other transactions contemplated by the Merger Agreement. The Support Agreements will terminate upon the earlier of the consummation of the Merger or the termination of the Merger Agreement.

In addition, on October 5, 2006, concurrently and in connection with the execution of the Merger Agreement, the GSL Stockholders and Crown Castle entered into a Stockholders Agreement (the "Stockholders Agreement") pursuant to which, among other things and subject to the terms and conditions thereof, Crown Castle granted to the GSL Stockholders certain rights with respect to the registration of the shares of Crown Castle common stock received in the Merger and granted each GSL Stockholder the right to cause the nominating committee of Crown Castle's board of directors to re-nominate one director to Crown Castle's board of directors, subject to continued minimum share ownership by the GSL Stockholder in Crown Castle.

The foregoing descriptions of the Merger Agreement, the Support Agreements and the Stockholders Agreement are qualified in their entirety by reference to the Merger Agreement, the Support Agreement with each of Abrams, Fortress and Greenhill, and the Stockholders Agreement, copies of each of which are attached as Exhibits 2.1, 99.1, 99.2, 99.3, and 99.4, respectively, to Global Signal's Current Report on Form 8-K, dated October 6, 2006, and each of which are incorporated herein by reference.

From time to time, the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to their investment in the Issuer including, without limitation, (i) to hold the Shares as a passive investor or as an active investor (including as a member of a "group" with other beneficial owners of the Issuer's securities), (ii) to acquire beneficial ownership of additional securities of the Issuer in the open market, in privately negotiated transactions or otherwise, (iii) to take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of Schedule 13D (including, without limitation, a change in the present composition of the Board of Directors of the Issuer and to fill any then existing vacancies on such Board), (iv) to enter into agreements with potential business combination partners to facilitate a transaction with the Issuer or (v) to change their intention with respect to any or all of the matters referred to above or in Item 4. The Reporting Persons' decisions and actions with respect to such possibilities will depend upon a number of factors, including, without limitation, the actions of the Issuer with respect to the potential acquisitions or business combinations, market activity in the Issuer's securities, an evaluation of the Issuer and its prospects, general market and economic conditions, conditions specifically affecting the Reporting Persons and other factors which the Reporting Persons may deem relevant to their investment decisions.

Except as set forth above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in Item 4 of Schedule 13D. In addition, Mr. Abrams currently serves as a member of the Board of Directors of the Issuer.

Item 5. Interest in Securities of the Issuer.

(a) and (b) 5,301,461 Shares, representing approximately 7.5% of the Shares outstanding (based on information contained in the Issuer’s most recent quarterly report), are held by ACP II, of which Abrams Capital is the general partner and of which Pamet L.P. is the investment manager. Mr. Abrams is the managing member of Abrams Capital and of Pamet LLC, the general partner of Pamet L.P. and in such capacities has the power to vote and dispose of the Shares.

7,118,841 Shares, representing approximately 10.1% of the Shares outstanding (based on information contained in the Issuer’s most recent quarterly report), are held beneficially by Abrams Capital. Such Shares include the Shares held by ACP II and an aggregate of 1,817,380 Shares held by other private investment funds for which Abrams Capital serves as general partner. Mr. Abrams is the managing member of Abrams LLC and in such capacity has the power to vote and dispose of the Shares.

7,576,703 Shares, representing approximately 10.8% of the Shares outstanding (based on information contained in the Issuer’s most recent quarterly report), are held beneficially by Pamet L.P. Such Shares include the Shares held by ACP II and an aggregate of 2,275,242 Shares held by other private investment funds for which Pamet L.P. serves as investment manager. Mr. Abrams is the managing member of Pamet LLC, the general partner of Pamet L.P., and in such capacity has the power to vote and dispose of the Shares.

7,576,703 Shares, representing approximately 10.8% of the Shares outstanding (based on information contained in the Issuer’s most recent quarterly report), are held beneficially by Pamet LLC. Such Shares represent the Shares held beneficially by Pamet L.P., of which Pamet LLC is the general partner. Mr. Abrams is the managing member of Pamet LLC and in such capacity has the power to vote and dispose of the Shares.

9,125,689 Shares, representing approximately 13.0% of the Shares outstanding (based on information contained in the Issuer’s most recent quarterly report), are held beneficially by Mr. Abrams. Such Shares include the Shares held beneficially by Abrams Capital and by Pamet LLC (Mr. Abrams is the managing member of Abrams Capital and of Pamet LLC and in such capacities has the power to vote and dispose of such Shares), as well as 1,548,986 Shares held by other private investment funds for which Mr. Abrams serves as managing member of the general partner and/or investment adviser and in which capacity Mr. Abrams has the power to vote and dispose of such Shares.

Each of the Reporting Persons disclaims beneficial ownership of all of the above-described shares, except to the extent of its or his pecuniary interest therein, and the filing of this Schedule 13D shall not be deemed an admission of beneficial ownership of such shares for any purpose.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

See Item 4 above.

Additionally, the Reporting Persons from time to time may enter into and unwind cash settled equity swap or other similar derivative transactions with respect to securities of the Issuer. These arrangements do not and will not give the Reporting Persons voting or investment control over underlying securities of the Issuer (other than Shares beneficially owned by any Reporting Person) and, accordingly, the Reporting Persons disclaim beneficial ownership of any such underlying securities of the Issuer (other than Shares beneficially owned by any Reporting Person). Except as set forth in Item 4 of this Schedule 13D and as previously disclosed, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

1.1	Agreement, dated as of August 15, 2006, by and among David Abrams, ACP II, Abrams Capital, Pamet L.P., and Pamet LLC.
2.1

Agreement and Plan of Merger, dated as of October 5, 2006, by and among Global Signal Inc., Crown Castle International Corp. and CCGS Holdings LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Global Signal Inc., dated October 10, 2006).

99.1

Support Agreement, dated October 5, 2006, by and among Fortress Pinnacle Investment Fund LLC, FRIT PINN LLC, Fortress Registered Investment Trust, FRIT Holdings LLC, FIT GSL LLC and Crown Castle International Corp. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of Global Signal Inc., dated October 10, 2006).

99.2

Support Agreement, dated October 5, 2006, by and among Greenhill Capital Partners LLC, GCP SPV1, LLC, GCP SPV2, LLC and Crown Castle International Corp. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of Global Signal Inc., dated October 10, 2006).

99.3

Support Agreement, dated October 5, 2006, by and among Abrams Capital (Cayman) International Ltd., Abrams Capital Partners I LP, Abrams Capital Partners II LP, Whitecrest Partners LP, Riva Capital Partners LP, 222 Partners LLC and Crown Castle International Corp. (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K of Global Signal Inc., dated October 10, 2006).

99.4

Stockholders Agreement, dated as of October 5, 2006, by and among Fortress Pinnacle Investment Fund LLC, FRIT PINN LLC, Fortress Registered Investment Trust, FRIT Holdings LLC, FIT GSL LLC, Greenhill Capital Partners LLC, GCP SPV1 LLC, GCP SPV2 LLC, Abrams Capital (Cayman) International Ltd., Abrams Capital Partners I LP, Abrams Capital Partners II LP, Whitecrest Partners LP, Riva Capital Partners LP, 222 Partners LLC

and Crown Castle International Corp. (incorporated by reference to Exhibit 99.4 to the Current Report on Form 8-K of Global Signal Inc., dated October 10, 2006).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

October 10, 2006

DAVID ABRAMS

By: /s/ David Abrams

David Abrams, individually

ABRAMS CAPITAL PARTNERS II, L.P.

By: Abrams Capital, LLC,

its General Partner

By: /s/ David Abrams

David Abrams, Managing Member

ABRAMS CAPITAL, LLC

By: /s/ David Abrams

David Abrams, Managing Member

PAMET CAPITAL MANAGEMENT, L.P.

By: Pamet Capital Management, LLC,

its General Partner

By: /s/ David Abrams

David Abrams, Managing Member

PAMET CAPITAL MANAGEMENT, LLC

By: /s/ David Abrams

David Abrams, Managing Member

Exhibit 1.1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of October 10, 2006, is by and among David Abrams, Abrams Capital Partners II, L.P., Abrams Capital, LLC, Pamet Capital Management, L.P. and Pamet Capital Management, LLC (collectively, the "Filers").

Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13D and/or 13G with respect to shares of Common Stock, par value $0.01 per share, of Global Signal Inc., a Delaware corporation, beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13D and/or 13G (and any amendments thereto) on behalf of each of the Filers, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Filers upon written notice or such lesser period of notice as the Filers may mutually agree.

Executed and delivered as of the date first above written.

DAVID ABRAMS

By: /s/ David Abrams

David Abrams, individually

ABRAMS CAPITAL PARTNERS II, L.P.

By: Abrams Capital, LLC,

its General Partner

By: /s/ David Abrams

David Abrams, Managing Member

ABRAMS CAPITAL, LLC

By: /s/ David Abrams

David Abrams, Managing Member

PAMET CAPITAL MANAGEMENT, L.P.

By: Pamet Capital Management, LLC,

its General Partner

By: /s/ David Abrams

David Abrams, Managing Member

PAMET CAPITAL MANAGEMENT, LLC

By: /s/ David Abrams

David Abrams, Managing Member